# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CCC Intelligent Solutions Holdings Inc., CIK 0001818201
CUSIP: 12510Q100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 167 N. GREEN STREET, 9TH FLOOR, CHICAGO, Illinois (IL), 60607
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001112520

## Reporting persons
- Akre Capital Management, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 30,313,000; sole dispositive power 0; shared dispositive power 30,313,000; aggregate amount beneficially owned 30,313,000 (5.2% of the class)

## Item 1. Issuer
Name of issuer: CCC Intelligent Solutions Holdings Inc.
Address of issuer's principal executive offices: 167 N. GREEN STREET, 9TH FLOOR, CHICAGO, IL, 60607, United States of America

## Item 2. Person Filing
Name of person filing: Akre Capital Management, LLC
Address of principal business office or, if none, residence:
Akre Capital Management, LLC
2 West Marshall Street
P.O. Box 998
Middleburg, Virginia 20118-0998
United States of America
Citizenship: Akre Capital Management, LLC - Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Akre Capital Management, LLC - 30,313,000
Percent of class: Akre Capital Management, LLC - 5.2%
Sole power to vote or to direct the vote: Akre Capital Management, LLC - 0
Shared power to vote or to direct the vote: Akre Capital Management, LLC - 30,313,000
Sole power to dispose or to direct the disposition: Akre Capital Management, LLC - 0
Shared power to dispose or to direct the disposition: Akre Capital Management, LLC - 30,313,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G are directly owned by advisory clients of Akre Capital Management, LLC. None of those advisory clients may be deemed to beneficially own more than 5% of the Common Stock, $0.0001 par value.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: N/A

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: N/A

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: N/A

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A - Joint Filing Agreement

## Signatures
- Akre Capital Management, LLC: /s/ Charles T. Akre, Jr., Charles T. Akre, Jr. / Managing Member (05/15/2026)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.